Scion Capital, LLC

Mr. Royce Yudkoff, Chairman of the BoardMetrocall
Holdings, Inc.6677
Richmond Highway
Alexandria, VA  22306

May 28, 2004

Dear Mr. Yudkoff,

We have reviewed the Form S-4 proxy filed May 21st by Wizards-Patriots Holdings, regarding the merger transaction between Metrocall Holdings (“Metrocall”) and Arch Wireless (“Arch”). On the grounds that the terms remain unfair to Metrocall shareholders, we remain committed to voting our shares against the deal as currently structured.

“Stockholders of Metrocall should be aware that members of the Metrocall board of directors and members of Metrocall’s management team have agreements or arrangements that provide them with interests in the merger that are in addition to the interests of Metrocall stockholders directly.” That’s a direct quote from page 59 of the proxy. It is also the first time in our recollection that we have seen “in addition to” framed as a euphemism.

In our view, euphemism aside, the Form S-4 makes abundantly clear your unfortunate abdication of shareholder interests. While Metrocall management had been in touch with Arch for some time, you rightly revised your perception of the value of Metrocall in the wake of the Weblink acquisition. In fact, on November 19th, 2003 Metrocall management communicated to Arch that Metrocall was worth up to 47% of the equity of a combined company. Again, this was no initial pie-in-the-sky pitch – the two companies had been talking since February of 2003. As a result, it appears that Mr. David Abrams, a large Arch shareholder evidently privy to this information, became motivated to influence the proceedings. On December 9th, Metrocall management met with Mr. Abrams and emerged declaring that 38% of the equity for Metrocall shareholders was enough.

What changed? Well, per the proxy, also emerging from that December 9th meeting was an understanding between Metrocall management and Mr. Abrams that the new company would be led by Metrocall management and that a majority of the successor company’s board of directors would consist of Metrocall directors. We as shareholders must ask why we took so much less out of that December 9th meeting, while you and the rest of Metrocall management took so much more.

We would point out once again that Metrocall management owns insignificant amounts of stock. Why did you allow an Arch shareholder such as Mr. Abrams to have so much input while Metrocall shareholders had so little?

The story gets more interesting. In a December 12th letter, Arch expressed its happiness with the Metrocall’s downsized request for a 38% equity share in the new company, but balked at Metrocall’s management’s plans to control management of the new company. Today, the joint Arch-Metrocall sales pitch – at least the one that we have heard from Mr. Abrams directly — claims it was an obvious choice that Metrocall management should lead the new company. But given the stated content of this December 12th letter, such an argument does not ring true. It certainly appears that upsized jobs for you and other Metrocall management were part and parcel to the negotiation. They should not have been. Your fiduciary obligations were to Metrocall shareholders. Negotiating for yourself, whether directly or indirectly, at the same time you were negotiating for Metrocall shareholders is a blatant breach of these obligations.

In any event, on December 17th, after Arch refused to accept Metrocall’s proposed arrangements with respect to the board of directors or management of the successor company, Metrocall informed Arch that it was suspending discussions on the merger. The next day, on December 18th, Mr. Abrams became even more involved – he executed a confidentiality agreement so he could participate directly in the bilateral negotiations. In our view, as a large Arch shareholder, Mr. Abrams savored the opportunity to trade senior management positions for more financial value for Arch shareholders. By our read, apparently Metrocall management savored the same.

Such a trade was evidently made explicit during a January 9th, 2004 meeting between Metrocall’s special transaction committee, six of Arch’s directors, and two large Arch shareholders, including Mr. Abrams. Per your proxy, the Metrocall board communicated to Arch that its willingness to permit Metrocall to proceed with the transaction was predicated upon two pre-conditions: Mr. Kelly leading the combined company, and obtaining a Metrocall majority on the new board of directors. By January 19th, the major points of the deal were clear: Metrocall shareholders were to settle for 38% of the equity in the new company, while you and Mr. Kelly were to obtain the Chairman and CEO roles, respectively. Metrocall and Arch would each contribute four members to the board of directors. Mr. Abrams ended up with the ninth board seat in the proposed company.

How very different this negotiation turned out for you and other Metrocall management relative to how it turned out for Metrocall shareholders. From where we sit, it appears that Mr. Abrams got his wish, and Metrocall management granted it in exchange for the most senior management positions in the combined company. Curiously, since Metrocall management owned little stock, no large Metrocall shareholder was ever present in the negotiations.

To recap, on December 17th, Metrocall was unwilling to do a transaction in which Metrocall shareholders received 38% of the combined company and Arch controlled management. Legally, that decision was supposed to be a decision in the best interests of Metrocall shareholders. By January 9th, however, nothing had changed for the Metrocall shareholders – the number was still 38% — but now Metrocall was willing to do a transaction. The only thing that changed was the most senior management positions for you and Mr. Kelly, and board seats for directors that apparently have not done a very good job representing Metrocall shareholders.

Interestingly, during that January 9th meeting, Metrocall’s management argued that Metrocall had made substantial strides. This view was proven correct. Excluding the Weblink acquisition, Metrocall revenue fell 17% year over year during the first quarter, far better than Arch’s 25% decline. This continued a trend of outperformance that existed through 2003. Metrocall’s revenue is now 42.3% of the contemplated combined company’s revenue – and this share is growing. Your financial advisor, Lazard Freres, focused on 2003‘s much lower 36% of revenues number, as well as other already-outdated ex-Weblink 2003 numbers.

Moreover, normalized for continued ARPU convergence and customer mix convergence, Arch is even less well off in a revenue comparison. A significant portion of your stated revenue-enhancing synergies involves selling several of Metrocall’s additional product lines into Arch’s customer base. In our view, this is significant embedded option value brought to Arch courtesy of Metrocall. Too, Weblink certainly adds value, but the deal was struck before its potential could be realized, effectively handing most of the benefit and synergy to Arch shareholders.

Proponents of the transaction, however, have argued that Arch’s tax asset makes all the difference. More so for Arch shareholders. Aside from the fact that additional product line expansion by the merged company could hinder use of the tax asset, one could argue the difference matters relatively little to Metrocall shareholders. Over the next four and a half years, you project that in the absence of this transaction Metrocall will pay a total of just $50 million in taxes. The present value of those payments is much less. In addition to Metrocall’s deferred tax asset, still usable over time, Metrocall has a $28.5 million valuation allowance that it appears likely to relieve as well as roughly $57 million in plant to depreciate.

Further offsetting Arch’s tax asset from the Metrocall shareholder point of view is that, Metrocall shareholders will be significantly penalized by the taxable nature of the cash payment portion of the transaction. Metrocall shareholders will see a taxable event with this merger, where Arch shareholders will not. This substantially alters the view of any tax attributes from the seat of a Metrocall shareholder. It must not be forgotten that the present value of Arch’s deferred tax assets – indeed, too, the present value of Arch stock — is significantly lower without this merger.

Most telling, per page 44 of your proxy, the Metrocall board concluded that it would recommend the merger to the Metrocall shareholders even if these Arch tax attributes were not preserved for the benefit of merged company. This effectively nixes any tax attribute argument Metrocall’s board may wield behind its approval of this transaction. Rather, it would seem to bolster the argument – already well-supported in our view — that Metrocall management has acted in its own self-interest in approving this transaction on current terms. The Arch tax asset is either of central importance or it is not – proponents of the merger cannot have it both ways.

Indeed, the fairness of this deal has been deteriorating since the deal was struck, due to Metrocall’s continued strides and cash production. The price was set before the first quarter demonstrated Metrocall’s relatively strong results, cash production, and progress in integrating Weblink. The longer it takes for the deal to close – and you have recently backed that date to the end of the 3rd quarter – the less fair the original deal becomes. In addition to Metrocall’s growing share of revenues, it appears that from the time the deal was struck until October 1, Metrocall is likely to generate capital well in excess of $50 million that will accrue largely to Arch shareholders. Given the low value of the original deal, we view this further deterioration as even more alarming.

In our view, this is no merger of equals, nor is it structured as one. The background to the merger reads like an acquisition of Metrocall by Arch. The tax asset maneuvering and discussion reflects an acquisition of Metrocall by Arch. And unlike Arch shareholders, Metrocall shareholders have appraisal rights under Delaware law. Arch’s view of Metrocall has been desultory from the start, and Arch showed little interest in changing its view despite Metrocall’s strides. In early October, 2003, Arch even rejected Metrocall’s rather reasonable proposal to have a third party independently value the two companies to facilitate negotiation. The net of it is that this deal is acceptable to an Arch base that has systematically underestimated Metrocall. But why bend for a suitor holding you in such low esteem?

On this point, Metrocall reports that the $150 million cash portion of the deal is an amount so significant that it would take 2 ½ years for Metrocall to accumulate. Your meaning here is unclear and depends on Metrocall’s level of investment in this business or in additional businesses lines. Nevertheless, Metrocall management’s history of lowballing projections puts current projections in severe doubt. It may be that you saw the last year’s outcome very clearly, but that would seem to mean that you saw fit to grant options to your management team at prices that amount to mere basis points of Metrocall’s true intrinsic value per share. We might conclude that you, Metrocall management, are either poor forecasters of your business or gamers of public markets for your own benefit. We are at a loss to understand why either view, if accurate, should provide confidence in your stewardship of this transaction.

The proxy certainly suggests to us that Metrocall’s management had a much more optimistic view of its business than Arch did, but that ultimately Metrocall management caved because they got the banana. It was recently reported in the press that only Scion Capital and one other group appear to decry this transaction on these terms. This is simply not true, if we are to believe the Metrocall shareholder interest generated by our initial Schedule 13D. You should consider it a clear and present danger that your shareholders will recognize how poorly this deal was structured and will have the resolve to vote this deal down.

In our view, shareholders should not feel that approval of this deal is the only option, nor should they fear a future with Metrocall as a consolidator itself, in the mold of the Weblink acquisition. In the event of a Metrocall-Arch combination, revenue synergies would be likely to come about because of Metrocall’s additional product lines being sold into Arch’s customer base. But Metrocall could also do well acquiring smaller companies over a slightly longer time frame – with all benefits accruing to Metrocall shareholders.

Despite pro-deal posturing by the managements of both Metrocall and Arch, a significant portion of the $400 million in SR&M, S&M, and G&A expense reductions expected from the combined company are in fact already built into each company’s respective stand-alone plans, as stated in Metrocall’s most recently filed Form 425. Metrocall shareholders in particular will miss out on the vast majority of the cost and revenue synergies arising from the Weblink transaction.

The sum total of cost synergies specifically related to the merger is only expected to be $58 million for the full year of 2005, and current Metrocall shareholders will only participate in 27.5% of those synergies. To the extent Metrocall shareholders are not fairly compensated for the value of their company, any cost synergies will unfairly accrue to current Arch shareholders.

It is clear to us that this deal provides much more for Metrocall management than for Metrocall shareholders. Our position is that Metrocall shareholders should have significantly more coming to them if any deal is to be approved. In our view, this additional compensation should key off at least a 44% number rather than the 38% contemplated in the current deal. Two multi-faceted reasons for this number stand out, among many.

1.	44% is the midpoint of the 41-47% range that you initially targeted in the wake of the Weblink acquisition, before any agreement that Metrocall management would replace Arch management at the new company.
2.	44% is also more in line with Metrocall's trend-adjusted revenues contribution, synergistic revenue contribution, strategic contribution, productivity contribution, coverage contribution, and management contribution to the new firm. Metrocall shareholders should not suffer a discount simply because Metrocall's management attains more lucrative positions.

Metrocall shareholders could be compensated either with more cash, more equity, or a mix of both. Because the combined company would have significant cash production paired to low financial leverage, a larger cash payment should be considered. As well, under Section 382 of the Internal Revenue Code, Arch will have had only a 39% cumulative change in ownership if this deal goes through as currently structured. Any positive tax attributes are not compromised until a 50% cumulative ownership change. Hence, more equity for Metrocall shareholders could be paired to a tweaking of the restrictions on common stock transfers that are already part of the agreement. Deal proponents are quick to explain that the cash and stock payments already contemplated in the current deal are at the limits of feasibility, but in our view this is simply not the case.

We are evaluating all of our options as substantial shareholders, including exercising appraisal rights under Section 262 of Delaware General Corporation Law as well as communicating directly with Metrocall shareholders in connection with the upcoming merger vote. You should receive our request for your shareholder list shortly.

As a final aside, we note that last year Metrocall used an illegal record date – February 27, 2003 – for annual meeting voting privileges. Under Delaware law, the record date should have been within 60 days of the May 7th, 2003 meeting date. We trust you will not make the same mistake this year.

Sincerely,

Michael J. BurryManaging
MemberScion
Capital, LLC

CC:	Vincent D. Kelly
Royce Yudkoff
Eugene I. Davis
Nicholas A. Gallopo
David J. Leonard
Brian O'Reilly
Steven D. Scheiwe
George Z. Moratis
Stan Sech
William E. Redmond, Jr,
Richard A. Rubin
Samme L. Thompson
James V. Continenza
Eric Gold
Carroll D. McHenry
Matthew Oristano
 J. Roy Pottle
C. Edward Baker, Jr.
David Abrams

1731 Technology Drive Suite 550, San Jose, California 95110
Phone (408) 441-8400 www.scioncapital.com Fax (408) 441-8405